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082-03327

Date: 14 December 2006

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Continuing Connected Transactions

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

dlw 1/3

Enclosure

VL/jc

CoSec\Correspondence\announcement distribution – continuing connected transactions 121206

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONTINUING CONNECTED TRANSACTIONS

SCMPP, a wholly-owned subsidiary of the Company signed two agreements with Kerry Holdings on 13 December 2006 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007.

SCMPP also signed an agreement with the advertising agent of SLIHM on 13 December 2006 for the provision of advertising services to Shangri-La hotels and resorts for the period from 1 January 2007 to 31 December 2007.

Kerry Holdings is a subsidiary of Kerry Group Limited. SLIHM is an indirect wholly-owned subsidiary of SLA and SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. As Kerry Group Limited is a connected person of the Company, the transactions constitute continuing connected transactions and are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

CONTINUING CONNECTED TRANSACTIONS

SCMPP, a wholly-owned subsidiary of the Company signed two agreements with Kerry Holdings on 13 December 2006 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007. SCMPP also signed an agreement with the advertising agent of SLIHM on 13 December 2006 for the provision of advertising services to Shangri-La hotels and resorts for the period from 1 January 2007 to 31 December 2007.

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 38.85% of the Company's issued share capital as at the date of this announcement. Kerry Holdings is a subsidiary of Kerry Group Limited. SLIHM is an indirect wholly-owned subsidiary of SLA and SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. Accordingly, Kerry Group Limited, Kerry Holdings, SLA and SLIHM are connected persons (as defined in the Listing Rules) of the Company and these transactions constitute continuing connected transactions for the Company subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

SCMPP is involved in the business of publishing, printing and distribution of the *South China Morning Post* and *Sunday Morning Post*, entered into the following agreements for the provision of advertising services.

(a) An agreement in writing dated 13 December 2006 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

(b) An agreement in writing dated 13 December 2006 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

(c) An agreement in writing dated 13 December 2006 made between SCMPP and the advertising agent of SLIHM whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2007 to 31 December 2007. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to SLIHM than those available to independent third party customers.

Payment terms

The service fees payable pursuant to the above agreements are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

Total advertising service fees received for advertising services provided to Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial years ended 31 December 2003, 2004 and 2005 and in the ten months ended 31 October 2006 are HK$3,632,447, HK$4,954,512, HK$4,413,924 and HK$3,809,224, respectively. The Company expects that the aggregate amount of advertising service fees receivable for advertising services provided and to be provided to Kerry Holdings and other companies in the Kerry Group including SLIHM for the financial year ending 31 December 2006 will not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 23 December 2005.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transactions entered into pursuant to the above agreements (a), (b) and (c) for the financial year ending 31 December 2007 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum aggregate amount of service fees receivable under the aforesaid two agreements dated 13 December 2006 made between SCMPP and Kerry Holdings and the agreement dated 13 December 2006 made between SCMPP and SLIHM will be HK$7 million for the financial year ending 31 December 2007. Such maximum aggregate amount is estimated based on the advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial years ended 31 December 2004 and 2005, respectively, and the estimated advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group including SLIHM in the financial year ending 31 December 2006 as well as the market's view over the increase in economic activity and consumer confidence in 2007. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$7 million cap is exceeded or when the above agreements are renewed or there is a material change to the terms of the agreements.

OPINION OF THE DIRECTORS

The Directors, including independent non-executive Directors of the Company, are of the view that the above transactions are and will be conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Directors, including independent non-executive Directors of the Company, are of the view that the Company's said estimation of the maximum aggregate amount of HK$7 million, being advertising service fees receivable under the above agreements, is fair and reasonable.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications in Hong Kong. The Group is also involved in property investment, video and film post-production and music publishing through its subsidiaries.

SCMPP, an indirect wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications in Hong Kong.

Kerry Holdings is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Group Limited is an investment holding company. The principal activities of other companies in the Kerry Group which are involved in the above transactions consist of property development and investment; logistics, freight and warehouse ownership and operations; infrastructure-related investment; ownership and operation of hotels and associated properties and provision of hotel management and related services.

SLIHM is an indirect wholly-owned subsidiary of SLA. SLA is an associate (as defined in the Listing Rules) of Kerry Group Limited. SLA is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services.

The provision of advertising services is in the ordinary and usual course of business of the Group. The Directors, including the independent non-executive Directors, consider that the transactions are and will be conducted on normal commercial terms and are beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules) and its subsidiaries and associates (as defined in the Listing Rules)
"Kerry Holdings"	Kerry Holdings Limited, a subsidiary of Kerry Group Limited
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SLA"	Shangri-La Asia Limited, an associate (as defined in the Listing Rules) of Kerry Group Limited
"SLIHM"	Shangri-La International Hotel Management Limited, an indirect wholly-owned subsidiary of SLA
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 13 December 2006

As at the date hereof, the Board comprises:

Executive Directors

Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors

Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-executive Directors

The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

* *For identification purpose only*